UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 21, 2020

INVITAE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-36847	27-1701898
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1400 16th Street, San Francisco, California	94103
(Address of principal executive offices)	(Zip Code)

(415) 374-7782

(Registrant’s telephone number,

including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NVTA	The New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On June 22, 2020, Invitae Corporation (“Invitae”) and ArcherDX, Inc. (“ArcherDX”) issued a joint press release announcing their entry into a definitive agreement dated June 21, 2020, pursuant to which Invitae would acquire ArcherDX, and related financings. The full text of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

On June 22, 2020, Invitae distributed the following materials, copies of which are attached as Exhibits 99.2, 99.3 and 99.4 to this Current Report on Form 8-K, respectively, and are incorporated herein by reference:

•	Investor presentation

•	Email to Invitae Employees from Sean George

•	FAQs for Invitae Employees

Additional Information

In connection with the proposed transaction, Invitae will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a document that serves as a proxy statement/prospectus of Invitae (the “proxy statement/prospectus”), and will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Invitae’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Invitae when it becomes available. The documents filed by Invitae with the SEC may be obtained free of charge at Invitae’s website at www.invitae.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Invitae by requesting them by mail at Invitae Corporation, 1400 16th Street, San Francisco, California 94103, or by telephone at (415) 374-7782.

Participants in the Solicitation

Invitae and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Invitae’s directors and executive officers is available in Invitae’s proxy statement dated April 29, 2020 for its 2020 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Invitae as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

1

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint Press Release dated June 22, 2020.

99.2	Investor Presentation.

99.3	Email to Invitae Employees from Sean George.

99.4	FAQs for Invitae Employees.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 22, 2020

INVITAE CORPORATION

By:	/s/ Shelly D. Guyer
Name:	Shelly D. Guyer
Title:	Chief Financial Officer

Exhibit 99.1

Invitae and ArcherDX to create a global leader in comprehensive cancer genetics and precision oncology

— Combination to bring germline and somatic testing, liquid biopsy and tissue genomic profiling onto a single platform to offer patients a full suite of cancer testing for risk, therapy optimization and personalized cancer monitoring —

— Provides unrivaled breadth and flexibility for clinicians, democratizing the use of genetics in routine care worldwide —

— Hosting webcast for investors today at 5:00 a.m. PT / 6:00 a.m. MT / 8:00 a.m. ET —

SAN FRANCISCO and BOULDER, COLO., June 22, 2020 — Invitae (NYSE: NVTA), a leading genetics company, and ArcherDX, a leading genomics analysis company democratizing precision oncology, today announced the companies have entered into a definitive agreement under which Invitae will combine with ArcherDX to create a genetics leader with unrivaled breadth and scale in cancer genetics and precision oncology.

The combined company will be poised to transform care for cancer patients, accelerating adoption of genetics through the most comprehensive suite of products and services available. Integrating germline testing, tumor profiling and liquid biopsy technologies and services in a single platform will enable precision approaches from diagnostic testing to therapy optimization and monitoring, expanding access to best-in-class personalized oncology.

“From the beginning, Invitae’s goal has been to aggregate the world’s genetic tests into a single platform in service of our mission to bring comprehensive genetic information into mainstream medicine. Today, we take another major step forward in that effort,” said Sean George, Ph.D., co-founder and chief executive officer of Invitae.

“ArcherDX and Invitae share a foundational belief in the power of genomic information to impact care. We are thrilled to unite with Invitae to form the leading hub for precision oncology, diagnostics, therapy optimization and monitoring, with an opportunity to accelerate both patient care and shareholder value,” said Jason Myers, Ph.D., chief executive officer and co-founder of ArcherDX. “ArcherDX was founded to democratize precision oncology with best-in-class products that are personal, actionable and available in local care settings. We see STRATAFIDE DX™ as a significant near-term value driver, currently under development for cancer therapy optimization, while PCM™ provides an exciting opportunity to transform cancer care through multiple monitoring applications. ArcherDX products, workflow and powerful bioinformatics solutions provide an opportunity to advance precision oncology into regional and community settings and address an estimated $45 billion market opportunity. Together with Invitae, we look forward to expanding our impact beyond oncology, driving significant value through shared expertise to inform healthcare throughout life, globally.”

“Integrating all aspects of cancer genetics can transform care for patients and the flexibility that comes from both centralized and decentralized capabilities will uniquely position Invitae to meet the needs of customers worldwide,” continued Dr. George. “By joining together, we will unite world-class capabilities in the hands of a talented team with complementary expertise and strong brands in service of a shared goal to improve healthcare for patients.”

Accelerating access and adoption of genetics to improve cancer care

Broad adoption of precision oncology has been limited, particularly in regional and community settings where approximately 85 percent of patients receive care.1 Without precision oncology, late-stage cancer patients can suffer from poor prognosis and outcomes, while early-stage patients may receive an inaccurate prognosis that results in unnecessary treatment and delayed detection of recurrence.2,3

Uniting Invitae and ArcherDX will offer comprehensive support for precision oncology.

•

Invitae has quickly become a leader in diagnostic and hereditary risk testing and has strong relationships with clinicians caring for cancer patients, including cancer genetic counselors, oncologists and imaging centers.

•

ArcherDX’s platform, with its proprietary Anchored Multiplex PCR (AMP™) chemistry at the core, has enabled it to develop industry-leading products and services under investigation to optimize therapy and enable cancer monitoring across liquid and tissue samples.

•

ArcherDX has developed and commercialized over 325 unique products, including research products and services in use by more than 300 laboratories worldwide and has collaborated with more than 50 biopharmaceutical companies and contract research organizations (CROs), providing services that enable biopharmaceutical companies, including partners such as AstraZeneca, BMS and Bayer, to cost-effectively accelerate drug development.

•

ArcherDX is also currently developing in-vitro diagnostic (IVD) products, including STRATAFIDE DX, for therapy optimization, an estimated $5 billion market opportunity with U.S. Food and Drug Administration (FDA) submissions planned this year, and the broadly applicable Personalized Cancer Monitoring (PCM) in development for disease recurrence monitoring, therapy optimization including selection, response and modulation. Both STRATAFIDE DX and PCM have received Breakthrough Device designation from the FDA.

•

Together, the company will be ideally positioned to serve customers across the continuum, from individuals and community clinicians to biopharmaceutical partners, distribution partners, reference laboratories and academic centers. Invitae’s central laboratory provides support for customers who prefer to send out and can benefit from a full suite of services including reporting, clinician consultation and genetic counseling for patients, while ArcherDX’s decentralized model supports geographies and customers where local control of patient reporting is either desired or required.

With both centralized and local testing capabilities, the combined organization will offer breadth and flexibility in serving customers in more than 95 markets. Together, Invitae and ArcherDX will offer robust support for biopharmaceutical companies, from patient identification and screening, to biomarker identification and companion diagnostic development.

[1]	El-Deiry, W., et al. The current state of molecular testing in the treatment of patients with solid tumors, 2019. Cancer J Clin. 2019;69(4): 305-343
[2]	Hyman DM, et al. Implementing Genome-Driven Oncology. Cell. 2017;168(4):584-599
[3]

Benayed, R, et al. High yield of RNA sequencing for targetable kinase fusions in lung adenocarcinomas with no driver alteration detected by DNA sequencing and low tumor mutation burden. Clin Cancer Res. April 2019.

Transaction Terms

Under the terms of the agreement, Invitae will acquire ArcherDX for upfront consideration consisting of 30 million shares of Invitae common stock and $325 million in cash, plus up to an additional 27 million shares of Invitae common stock payable in connection with the achievement of certain milestones, for an overall transaction valued at approximately $1.4 billion. The transaction, which has been unanimously approved by the Boards of Directors of both companies, is expected to close in several months, subject to customary closing conditions including approval by the stockholders of Invitae and ArcherDX.

Financing Activities

In connection with the proposed combination, Invitae has arranged a strategic financing with over $400 million in financing commitments from a premier syndicate of life sciences investors, led by Perceptive Advisors. Invitae has entered into a definitive agreement to sell $275 million in common stock in a private placement at a price of $16.85 per share. The private placement is being supported by key existing investors in Invitae and Archer, including Casdin Capital, Deerfield Management, Driehaus Capital Management, Farallon, PBM Capital, Perceptive Advisors, Redmile Group, Rock Springs Capital, Soleus Capital, and one additional institutional investor. The placement is expected to close concurrently with the proposed combination, subject to the satisfaction of customary closing conditions. Invitae has also entered into a fully committed credit facility for up to $200 million with Perceptive Credit Opportunities Funds, subject to certain customary closing conditions.

Since the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, Invitae has sold under its ATM facility approximately 2.6 million shares of common stock for aggregate gross proceeds of $46 million at an average price of $17.59 per share.

Invitae’s current expectations regarding its cash at transaction close would be approximately $425 million and its annualized near-term forward cash burn is expected to be approximately $130 million.

Advisors

Perella Weinberg Partners served as lead financial advisor to Invitae in connection with the business combination and Cowen served as co-financial advisor. Cowen served as lead-placement agent to Invitae for the private placement and Perella Weinberg Partners served as co-placement agent; Cowen served as exclusive financial advisor to Invitae in connection with the senior secured term loan facility. Evercore and J.P. Morgan Securities LLC acted as financial advisors to Archer.

Webcast

Management will host a conference call and webcast today at 5:00 a.m. PT / 6:00 a.m. MT / 8:00 a.m. ET to discuss the transaction. The dial-in numbers for the conference call are (866) 324-3683 for domestic callers and (509) 844-0959 for international callers, and the reservation number for both is 7097864. Please note, after dialing in, you will be prompted to enter the Conference ID and then the pound “#” sign to enter the call. Following prepared remarks, management will respond to questions from analysts, subject to time limitations.

The live webcast of the call and slide deck may be accessed by visiting the investors section of the company’s website at ir.invitae.com. A replay of the webcast and conference call will be available shortly after the conclusion of the call and will be archived on the company’s website.

About Invitae

Invitae Corporation (NYSE: NVTA) is a leading medical genetics company, whose mission is to bring comprehensive genetic information into mainstream medicine to improve healthcare for billions of people. Invitae’s goal is to aggregate the world’s genetic tests into a single service with higher quality, faster turnaround time, and lower prices. For more information, visit the company’s website at invitae.com.

About ArcherDX

ArcherDX is a leading genomic analysis company democratizing precision oncology through a suite of products and services that are highly accurate, personal, actionable and easy to use in local settings. Our ArcherDX® platform, with our proprietary Anchored Multiplex PCR (AMP™) chemistry at the core, has enabled us to develop industry-leading products and services with the goal to optimize therapy and enable cancer monitoring across sample types. We develop and commercialize research products, are developing in vitro diagnostic (IVD) products, and offer services that meet the unique needs of our customers and their clinical applications. Our research product portfolio consists of VariantPlex®, FusionPlex®, LiquidPlex™ and Immunoverse™, which we collectively refer to as ArcherPlex™. IVD products currently in development for solid tumor biomarker identification and Personalized Cancer Monitoring (PCM) have both received Breakthrough Device Designation from the FDA. ArcherDX is headquartered in Boulder, Colorado. Learn more at www.archerdx.com and follow @ArcherDXInc on Twitter, Facebook and LinkedIn.

Safe Harbor Statement

This press release contains statements, including statements regarding the proposed acquisition of ArcherDX, Inc. (“Archer”) by Invitae Corporation (“Invitae”) that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this presentation regarding strategies, synergies, prospects, financial results, operations, costs, plans, objectives, and the proposed acquisition of Archer by Invitae are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expected future operating results, including cash at closing and annualized forward cash burn, drivers of future value, future products and services and customers served, regulatory submissions, anticipated results of product development efforts, potential addressable markets, the impact of Covid-19, the anticipated benefits of the proposed acquisition of Archer, including expected synergies, opportunities, product offerings, and financial and other impacts, the transaction structure and financing plans, and the expected timing of completion of the proposed transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Forward-looking statements are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, but are not limited to: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the availability and sufficiency of reimbursement; the amount and nature of competition; the effects of the adoption, modification or repeal of any law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the impact of Covid-19 on the business of Invitae and Archer; Invitae’s ability to manage its growth effectively; the ability of Invitae and Archer to successfully develop new products and services; the ability to effectively utilize strategic partnerships and acquisitions; the ability of Invitae and Archer to obtain and maintain regulatory approvals and comply with applicable regulations; the ability of Invitae and Archer to obtain the required regulatory approvals for the proposed merger and the approval of Invitae’s and Archer’s stockholders, and to satisfy the other conditions to the closing of the acquisition and related financing transactions on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Invitae and Archer to terminate the merger agreement; negative effects of the announcement or the consummation of the acquisition on the market price of Invitae’s common stock and/or on the companies’ respective businesses, financial conditions, results of operations and financial performance; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Archer cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Archer; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Archer’s operations with those of Invitae will be greater than expected; the ability of companies individually and the combined company to retain and hire key personnel; Invitae’s failure to manage growth effectively; Invitae’s need to scale its infrastructure in advance of demand for its tests and to increase demand for its tests; Invitae’s ability to use rapidly changing genetic data to interpret test results accurately and consistently; security breaches, loss of data and other disruptions; laws and regulations applicable to Invitae’s business, and the risks and uncertainties set forth in Invitae’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) and other written statements made by Invitae from time to time. There can be no assurance that the proposed acquisition of Archer will in fact be consummated in the manner described or at all. Forward -looking statements speak only as of the date hereof, and Invitae disclaims any obligation to update any forward-looking statements.

NOTE: Invitae and the Invitae logo are trademarks of Invitae Corporation. All other trademarks and service marks are the property of their respective owners.

Additional Information and Where to Find It

In connection with the proposed transaction, Invitae will file with the SEC a registration statement on Form S-4, which will include a document that serves as a proxy statement/prospectus of Invitae (the “proxy statement/prospectus”), and will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Invitae’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Invitae when it becomes available. The documents filed by Invitae with the SEC may be obtained free of charge at Invitae’s website at www.invitae.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Invitae by requesting them by mail at Invitae Corporation, 1400 16th Street, San Francisco, California 94103, or by telephone at (415) 374-7782.

Participants in the Solicitation

Invitae and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Invitae’s directors and executive officers is available in Invitae’s proxy statement dated April 29, 2020 for its 2020 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Invitae as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Non-GAAP Financial Measures

Cash burn is a non-GAAP measure, is not based on any standardized methodology prescribed by GAAP and is not necessarily comparable to similarly-titled measures presented by other companies. A limitation of using cash burn is that it does not represent the total change in cash, cash equivalents, and restricted cash for a period because it excludes cash provided by or used for other operating, investing or financing activities. Management accounts for this limitation by providing information about Invitae’s historical operating, investing and financing activities in the statements of cash flows in the consolidated financial statements in its most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K and by presenting net cash provided by (used in) operating, investing and financing activities as well as the net increase or decrease in cash, cash equivalents and restricted cash in its reconciliation of cash burn with such financial statements.

Cash burn is calculated as net increase or decrease in cash and cash equivalents and restricted cash less (a) changes in marketable securities, (b) cash received from equity and debt financings, (c) cash received from exercises of warrants, (d) cash payments made for business acquisitions, and (e) changes in unrealized gains and losses on marketable securities. A reconciliation to GAAP has not been provided as the reconciliation could not reasonably be estimated.

Source: Invitae Corporation

Contact for Invitae:

Laura D’Angelo

ir@invitae.com

(628) 213-3369

Contact for ArcherDX:

Andrea N. Flynn, Ph.D.

Investor Relations & Corporate Communications

ir@archerdx.com

###

Transforming medical genetics worldwide 06 | 22 | 2020 Exhibit 99.2

Safe Harbor Statement This presentation contains statements, including statements regarding the proposed acquisition of ArcherDX, Inc. (“Archer”) by Invitae Corporation (“Invitae”) that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this presentation regarding strategies, synergies, prospects, financial results, operations, costs, plans, objectives and the proposed acquisition of Archer by Invitae are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding expected future operating results, including forward cash burn, future products and services and customers served, regulatory submissions, anticipated results of product development efforts, potential addressable markets, the impact of Covid-19, the anticipated benefits of the proposed acquisition of Archer, including expected synergies, opportunities and financial and other impacts, the transaction structure and financing plans, and the expected timing of completion of the proposed transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Forward-looking statements are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, but are not limited to: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the availability and sufficiency of reimbursement; the amount and nature of competition; the effects of the adoption, modification or repeal of any law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the impact of Covid-19 on the business of Invitae and Archer; Invitae’s ability to manage its growth effectively; the ability of Invitae and Archer to successfully develop new products and services; the ability to effectively utilize strategic partnerships and acquisitions; the ability of Invitae and Archer to obtain and maintain regulatory approvals and comply with applicable regulations; the ability of Invitae and Archer to obtain the required regulatory approvals for the proposed merger and the approval of Invitae’s and Archer’s stockholders, and to satisfy the other conditions to the closing of the acquisition and related financing transactions on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Invitae and Archer to terminate the merger agreement; negative effects of the announcement or the consummation of the acquisition on the market price of Invitae’s common stock and/or on the companies’ respective businesses, financial conditions, results of operations and financial performance; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Archer cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Archer; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Archer’s operations with those of Invitae will be greater than expected; the ability of companies individually and the combined company to retain and hire key personnel; and the risks and uncertainties set forth in Invitae’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) and other written statements made by Invitae from time to time. There can be no assurance that the proposed acquisition of Archer will in fact be consummated in the manner described or at all. Forward -looking statements speak only as of the date hereof, and Invitae disclaims any obligation to update any forward-looking statements. NOTE: Invitae and the Invitae logo are trademarks of Invitae Corporation. All other trademarks and service marks are the property of their respective owners.

Additional Information   In connection with the proposed transaction, Invitae will file with the SEC a registration statement on Form S-4, which will include a document that serves as a proxy statement/prospectus of Invitae (the “proxy statement/prospectus”), and will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Invitae’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Invitae when it becomes available. The documents filed by Invitae with the SEC may be obtained free of charge at Invitae’s website at www.invitae.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Invitae by requesting them by mail at Invitae Corporation, 1400 16th Street, San Francisco, California 94103, or by telephone at (415) 374-7782. Participants in the Solicitation Invitae and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Invitae’s directors and executive officers is available in Invitae’s proxy statement dated April 29, 2020 for its 2020 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Invitae as indicated above.   No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Invitae’s mission is to bring comprehensive genetics into mainstream medicine to improve healthcare for billions of people. By aggregating the world’s genetic tests into a single service, we are making genetic information accessible to all who can benefit.

Bringing genetics into mainstream medicine Build partnerships with industry peers to increase utilization of genetic testing Make acquisitions that expand test menu content and services to open new markets Share genetics on a global scale to diagnose more patients correctly and bring therapies to market faster Provide genetic information services that inform healthcare throughout life GENOME NETWORK GENETIC TESTING GENOME MANAGEMENT Make genetic testing more affordable and more accessible FERTILITY & PERINATAL HEALTH PGT PRENATAL TESTING NEONATAL TESTING PEDIATRIC TESTING CARRIER SCREENING ADULT INHERITED TESTING PROACTIVE

Today we take another step forward toward our mission.

The future of precision oncology and cancer care

Mission-driven leaders making an impact

Invitae

Bringing genetics into mainstream medicine

Fast-growing leader in cancer, reproductive, cardiovascular and rare disease germline genetic information

- LDTs in a CLIA lab; serving clinicians, health systems, employers and patient-initiated commercial channels
- More than 1 million patients
- $216M revenue
- 47% revenue growth FY18-FY19
- 95+ countries
- 90+ biopharma partnerships, such as Alnylam, BioMarin, Spark and others

ArcherDX

Democratizing precision oncology

Fast-growing leader providing decentralized solutions that enable labs to generate high quality genomic data

- Research precision oncology testing, with IVDs in development
- Over 325 unique products
- Over $50M revenue
- 75% revenue growth FY18-FY19
- 300 leading academic and commercial laboratories in 48 countries
- 50+ biopharma and CRO partnerships, such as AstraZeneca, Bayer, Merck KGaA, BMS and others

INVITAE
© 2020 Invitae Corporation. All Rights Reserved.
8

Will unite inherited risk and diagnostic testing with precision oncology, including universal tissue/liquid biopsy capability with unmatched accuracy Will offer “step function” into new, high-growth markets for both companies Strong brands, respected by experts with complementary talents, including regulatory, commercial and research Together, unparalleled breadth and flexibility Will accelerate adoption of genomics through flexibility to meet customer needs, from full-service central lab to decentralized model Will create a “one stop shop” value proposition for patients, providers and pharma partnerships Will combine two fast-growing companies, creating upside opportunities Subject to close of transaction

Accessible genetics can transform cancer care Cancer is a complex disease of the genome. Each case in unique. Beginning with risk identification or a diagnosis of cancer, access to comprehensive genetic information provides a clear decision tree, personalized therapy and the ability to monitor progress, transforming cancer care. Hereditary risk and cancer diagnosis Prognosis and therapy optimization Clinical decision support and monitoring Guidelines Germline profile + polygenic risk scores Therapy selection & modulation (tissue / liquid) Pharmacogenomics & next steps Clinical decision support Monitoring (liquid) 43.5 million cancer patients worldwide

Best-in-class offerings to address est. $45B market Source:ArcherDX S-1 Therapy optimization, $5B Cancer Monitoring, $40B Subject to close of transaction

Integrated capabilities will offer patients comprehensive cancer profiles that improve care



Invitae capabilities
Future Focus
ArcherDX universal tissue/liquid capabilities
Germline Risk & Diagnosis
Early Detection
Therapy Optimization*
Monitoring*



ArcherDX
MRD Monitoring
Therapy Response
Therapy Optimization
Therapy Modulation
Novel Surrogate Endpoints

STRATAFIDE DX®

- $5B market-opportunity; 3.2 million late-stage patients[1]
- First to market opportunity: Potentially the first and only multi-gene sequencing based IVD to accept both blood and tissue-based inputs
- Granted FDA breakthrough device designation
- DNA, RNA, and ctDNA analysis in one universal IVD
- ArcherMET component approved in Japan, March 2020
- 2020: Planned STRATAFIDE™ CDx FDA submission

Personal Cancer Monitoring[2]

- $40B market-opportunity; 16.5 million early- stage patients
- Granted FDA breakthrough device designation
- Broad utility: Provides tumor-informed longitudinal analysis of ctDNA
- Clinicians are eager to expand precision oncology into early-stage cancer, when the cancer is typically easier to cure compared to late-stage cancer

Subject to close of transaction

* Research use only/under investigation

1.Global population: World Health Organization - Cancer Country Profiles; Cancer Statistics, 2016 Siegel et al; https://seer.cancer.gov
2.. Global population: World Health Organization - Cancer Country Profiles; Cancer Statistics, 2016 Siegel et al;

INVITAE
© 2020 Invitae Corporation. All Rights Reserved.
12

Targeted therapies are the future of oncology


Targeted Therapy Approvals
80
70
60
50
40
30
20
10
0
100% CAGR
2013
2015
2017


90% of the Oncology Pipeline is Targeted
Number of Molecules
900
800
700
600
500
400
300
200
100
0
2008
2010
2012
2014
2016
2018
Non-Targeted Therapies: ~10%
Targeted Therapies: ~90%
Cytotoxics, Hormonals and radiotherapies
Targeted small molecule and targeted biologics

Drugs approved to treat tumors with a specific genetic change regardless of the type of cancer

Access to new therapies targeting specific drivers require multiple biomarker tests

KEYTRUDA (pembrolizumab)

OPDIVO (nivolumab)

VITRAKVI (larotrectinib)

INVITAE

© 2020 Invitae Corporation. All Rights Reserved.

Source: IQVIA Pipeline Intelligence, Dec. 2018; IQVIA Institute, May 2019

13

ArcherDX powers clinical trials with partners and can cost-effectively accelerate drug development Shorten approval time CDx for drugs in development Treat patients with optimal therapy Pharma Services Translational research Retrospective analysis Clinical trial assays CDx development Research Validate accuracy KOLs Facilitate pharma adoption Pharma Life science and CRO customers Biomarker development, milestone-based CDx development Drug Approval CDx Oncologists Feedback on product requirements

Centralized and de-centralized: flexibility to meet customer needs Complementary models will offer maximum flexibility to meet the needs of customers, whether they prefer a full-service central lab or a decentralized service Best-in-class accuracy and optionality Expansive market coverage and maximum choice Holistic approach (RNA, DNA, ctDNA) with unmatched detection of complex variants and fusions Uniquely positioned to unlock new opportunities for each company Subject to close of transaction

Deal structure & financing

Summary terms ($ in millions) Cash $325(2) Stock Shares 30.0M Value $561 Total Upfront / Cash $886/$325 STRATAFIDE 13.0M shares split among STRATAFIDE milestones PCM 14.0M shares split among PCM milestones Total Earnout Shares 27.0M Upfront Value Earnout $1,391 / $325 Total Deal Value / Cash Notes: (1) Consideration paid in shares calculated based on the 06/19/20 closing price of $18.71; final stock price to be determined at close. (2) Cash consideration financed with mix of debt and equity (1)

The combination opens new opportunities Validating STRATAFIDE DX in CLIA lab provides powerful flexibility and optionality to providers; Sell directly to clinicians Aim to bring clinical volume for initial personalization assay to the central lab first as research product (or laboratory test), then as an IVD post-FDA approval Increase germline test adoption through penetration in customers that prefer in-house testing, accelerating global expansion Additional revenue from new and existing pharma partners supported by Invitae’s central lab Streamline S&M, G&A, and R&D Note:(1)Received breakthrough designation; subject to FDA approval Revenue Synergies Cost Synergies STRATAFIDEDX(1) Central Lab Model PCM(1) Central Lab Model Germline Testing Pharma Services Operating Expenses Subject to close of transaction

Illustrative pro forma financial profile ($ in millions) (1) (2) Revenue Gross Profit Margin 50-60% Revenue Growth 50-60% Gross Profit Margin 3–5 Year View(1) ____________________ Source:Company Filings, Invitae Management Forecast Note: (1) For illustrative purposes only and not to be considered guidance; there can be no assurances that the acquisition will occur or the illustrative results will be achieved; assumes transaction closing date of 09/30/20 (2) Reflects GAAP revenue, one-time PAMA impact on revenue, amortization of intangibles, and product mix changes from accelerated reproductive growth Historical Invitae Standalone 2019 ___________________ Invitae+ArcherDX Pro Forma 2019 ______________________ Invitae+ArcherDX(1) Q1’20 Annualized Pro Forma ______________________

Committed financing related to transaction

To cover $325M upfront cash component of acquisition, transaction costs, integration and growth of the combined company

	Equity	Debt
Form	PIPE (Common Stock)	Senior Secured Term Loan Matures June 1, 2025
Size	$275 million	$135 million minimum $200 million maximum
Terms/Pricing	$16.85	LIBOR + 8.75% cash interest (subject to floor) Interest only, bullet due at maturity
Shares	~16.3 million	1 million common warrants Strike price = PIPE price
Participants	Key existing investors in Invitae and ArcherDX, including Casdin Capital, Deerfield Management, Driehaus Capital Management, Farallon, PBM Capital, Perceptive Advisors, Redmile Group, Rock Springs Capital, Soleus Capital, and one additional institutional investor.	Perceptive Credit Opportunities Funds
Expected Closing Date	4Q20	4Q20

INVITAE
© 2020 Invitae Corporation. All Rights Reserved.
20

Illustrative pro forma cash impact ($ in millions) Cash at Transaction Close ~$425 Annualized Near-Term Forward Cash Burn ~$130 (1) (2) Source: Company Filings, Invitae Management Forecast Notes: For illustrative purposes only and not to be considered guidance; there can be no assurances that the acquisition will occur or the illustrative results will be achieved (1) Assumes 09/30/20 close; Cash at close includes $410m transaction financing and includes ATM proceeds from June 2020. (2) Cash burn is calculated as net increase or decrease in cash and cash equivalents and restricted cash less (a) changes in marketable securities, (b) cash received from equity and debt financings, (c) cash received from exercises of warrants, (d) cash payments made for business acquisitions, and (e) changes in unrealized gains and losses on our marketable securities. A reconciliation to GAAP has not been provided as the reconciliation could not reasonably be estimated.

The team to build the runaway leader in genetics

Diversified portfolio & offerings

Test Menu



CARRIER SCREENING
FERTILITY & PERINATAL HEALTH
PGT
PROACTIVE
PRENATAL TESTING
NEONATAL TESTING
ADULT INHERITED TESTING
PEDIATRIC TESTING
Family Health
Proactive
Diagnostic & Cancer
Precision oncology & cancer care

Geographies



Serving +95 countries

Complementary footprints, models expand opportunities globally

Customers & Payers

- Clinicians & GCs
- Patients & Families
- Insurance & Payers
- Pharma Partners

Tools & Channels

- Salesforce
- Telehealth & Chatbots
- Direct Channel
- R&D Platform

INVITAE
© 2020 Invitae Corporation. All Rights Reserved.

Subject to close of transaction

23

4,300 482,000 20,900 59,000 150,000 303,000 $1.6M $216.8M $8.4M $25.0M $68.2M $147.7M ANNUAL REVENUE ANNUAL VOLUME 2014 2015 2016 2017 2018 2019 2020 2014 2015 2016 2017 2018 2019 2020 Consistent execution as we scale >725,000 >$330.0M Based on performance for the first 10 weeks of 2020, volume and revenue results would have exceeded previously issued guidance Withdrew 2020 guidance as a result of uncertainty caused by pandemic Experiencing week-over-week recovery growth throughout Q2. No new adverse events from the COVID-19 pandemic or generally. (withdrawn guidance) (withdrawn guidance)

A track record of building for the near- and long-term Expand content Improve customer experience Drive Volume Attract Partners Growth Lower costs Lower prices

Together, we are uniting the right companies with the right capabilities at the right time to transform care for patients worldwide.

Exhibit 99.3

Subject line: Exciting news for Invitae

Hello Team,

Since Invitae’s inception, we have been driving greater access to genetic information to provide better healthcare for our patients. To achieve that goal, we have assembled a world-class team of scientists, engineers and geneticists committed to delivering the most high quality, efficient, reliable genetic information, establishing a new standard of care.

I’m very happy to share with you that we just announced an agreement to acquire ArcherDX, a leading genomics analysis company democratizing precision oncology to create a global leader in comprehensive cancer genetics and precision oncology. By integrating germline testing, tumor profiling and liquid biopsy technologies and services into Invitae, we will help accelerate adoption of precision approaches from diagnostic testing to therapy optimization and monitoring, and expanded access to best-in-class personalized oncology.

Archer is a company we have long admired as they have broken down the barriers to precision oncology, and in the process generating a great deal of excitement. And rightly so. Archer’s unique capabilities can truly enable every cancer patient worldwide to have an accurate diagnosis, prognosis, therapy optimization and very soon, comprehensive cancer monitoring.

This is a major step forward in our mission to bring comprehensive genetic information to improve healthcare for billions of people. Together we will usher in the future of precision medicine and in so doing help to transform cancer care for patients worldwide. You can find the press release here.

In addition to the impact this will have on patients, this will have a large impact on our business as well. ArcherDX is located in Boulder, Colorado, and our new teammates are 350 strong, there and around the globe. I’ve had the pleasure of spending time with the Archer team and have found like-minded colleagues who are similarly mission-driven to help patients. Upon close of the transaction, their team will become part of Invitae, including Jason Meyers, Archer’s CEO, who will join the management team to lead oncology development.

There is a lot to discuss about what this means for our company and our patients. So, we will be hosting a Tuesday All Hands at Noon PT tomorrow to talk more about this news and share more information about Archer. In addition, the team has put together some FAQs here and opened up a Meeting Pulse link to gather your questions — you can log in at:

http://meet.ps/nvta_2020_06_23

PIN:

This is a very exciting day for us, and I couldn’t be prouder to count each of you among the people I can share it with. Thank you for your continued hard work and dedication as we continue to push the company forward in service of our mission to make genetic testing affordable and accessible to everyone who can benefit from it.

- Sean

PS: A friendly reminder from our lawyers included below.

Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of ArcherDX, Inc. (“Archer”) by Invitae Corporation (“Invitae”), that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical fact included in this communication regarding strategies, synergies, prospects, financial results, operations, costs, plans, objectives and the proposed acquisition of Archer by Invitae are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expected future operating results, future products and services and customers served, regulatory submissions, anticipated results of product development efforts, potential addressable markets, the impact of Covid-19, the anticipated benefits of the proposed acquisition of Archer, including expected synergies, opportunities, product offerings and financial and other impacts, the transaction structure and financing plans, and the expected timing of completion of the proposed transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Forward-looking statements are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, but are not limited to: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the availability and sufficiency of reimbursement; the amount and nature of competition; the effects of the adoption, modification or repeal of any law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the impact of Covid-19 on the business of Invitae and Archer; Invitae’s ability to manage its growth effectively; the ability of Invitae and Archer to successfully develop new products and services; the ability to effectively utilize strategic partnerships and acquisitions; the ability of Invitae and Archer to obtain and maintain regulatory approvals and comply with applicable regulations; the ability of Invitae and Archer to obtain the required regulatory approvals for the proposed merger and the approval of Invitae’s and Archer’s stockholders, and to satisfy the other conditions to the closing of the acquisition and related financing transactions on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Invitae and Archer to terminate the merger agreement; negative effects of the announcement or the consummation of the acquisition on the market price of Invitae’s common stock and/or on the companies’ respective businesses, financial conditions, results of operations and financial performance; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Archer cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Archer; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Archer’s operations with those of Invitae will be greater than expected; the ability of the companies individually and the combined company to retain and hire key personnel; Invitae’s failure to manage growth effectively; Invitae’s need to scale its infrastructure in advance of demand for its tests and to increase demand for its tests; Invitae’s ability to use rapidly changing genetic data to interpret test results accurately and consistently; security breaches, loss of data and other disruptions; laws and regulations applicable to Invitae’s business, and the risks and uncertainties set forth in Invitae’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) and other written statements made by Invitae from time to time. There can be no assurance that the proposed acquisition of Archer will in fact be consummated in the manner described or at all. Forward -looking statements speak only as of the date hereof, and Invitae disclaims any obligation to update any forward-looking statements.

NOTE: Invitae and the Invitae logo are trademarks of Invitae Corporation. All other trademarks and service marks are the property of their respective owners.

Additional Information

In connection with the proposed transaction, Invitae will file with the SEC a registration statement on Form S-4, which will include a document that serves as a proxy statement/prospectus of Invitae (the “proxy statement/prospectus”), and will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Invitae’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Invitae when it becomes available. The documents filed by Invitae with the SEC may be obtained free of charge at Invitae’s website at www.invitae.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Invitae by requesting them by mail at Invitae Corporation, 1400 16th Street, San Francisco, California 94103, or by telephone at (415) 374-7782.

Participants in the Solicitation

Invitae and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Invitae’s directors and executive officers is available in Invitae’s proxy statement dated April 29, 2020 for its 2020 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Invitae as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Exhibit 99.4

Archer Transaction FAQ for Invitae June 22, 2020

On June 22, 2020, Invitae and Archer announced that the companies have entered into a definitive agreement under which Archer will join Invitae. Following provides messages and Q&A for use by Invitae in answering questions about the proposed transaction.

Quick links: Messages; About the transaction; Integration Planning; Financing and Transaction; For More Information

Messages

•

From the beginning, Invitae’s goal has been to bring comprehensive genetic information into mainstream medicine to improve healthcare for billions. We are doing this by aggregating the world’s genetic tests and making them affordable and accessible to all who can benefit from it. Today we take another major step forward in our mission.

•

Invitae and Archer today announced that the companies have entered into a definitive agreement under which Archer will join Invitae to create a genetics leader with unrivaled breadth and scale in cancer and medical genetics, to bring comprehensive genetic information to all who can benefit from it.

•

After the transaction closes, Invitae will be poised to transform care for cancer patients, accelerating adoption of genetics through the most comprehensive suite of products and services available. Integrating germline testing, liquid biopsy and tumor profiling technologies and services will enable precision approaches from diagnostic testing to therapy optimization and monitoring by providing clinicians with important genetic information to guide care for patients from a single platform.

About the transaction

What does Archer do?

Archer is a leading genomic analysis company democratizing precision oncology through a suite of products and services that include liquid biopsy and tissue profiling and are easy to use in local settings.

Archer’s platform, with its proprietary Anchored Multiplex PCR (AMP™) chemistry at the core, has enabled it to develop industry-leading products and services under investigation to optimize therapy and enable cancer monitoring across sample types. Archer has developed and commercialized over 325 unique products, including research products and services in use by more than 300 laboratories worldwide, and has partnered with more than 50 biopharmaceutical companies and contract research organizations (CROs), providing services that enable biopharmaceutical companies to cost-effectively accelerate drug development. Archer is also currently developing in-vitro diagnostic (IVD) products, including STRATAFIDE for therapy optimization, with U.S. Food and Drug Administration submissions planned this year, and the broadly applicable Personalized Cancer Monitoring (PCM) in development for disease recurrence monitoring, therapy optimization including selection, response and modulation. Both STRATAFIDE and PCM have received Breakthrough Device designation from the U.S. Food and Drug Administration.

Archer Transaction FAQ for Invitae June 22, 2020

What is the meaning of this transaction for patients?

After the transaction closes, Invitae will be poised to transform care for cancer patients, accelerating adoption of genetics through the most comprehensive suite of products and services available. Integrating germline testing, liquid biopsy and tumor profiling technologies and services will enable precision approaches from diagnostic testing to therapy optimization and monitoring by providing clinicians with important genetic information they need to guide care for patients from a single platform.

When do we expect the transaction to close?

The deal is expected to close in Q4 2020, subject to customary closing conditions and shareholder approval.

How many employees are at each company?

Archer has approximately 350 employees and Invitae has approximately 1,400.

Integration Planning

What is the overall integration plan, and when should we expect to see changes?

Until closing, Invitae and Archer remain two separate companies so it’s business as usual for us and our teams. A joint integration team, led by Pratima Rao on the Invitae side, will begin planning for integration after the close. Throughout this process, the team will provide updates as decisions are made.

Will Archer adopt the Invitae name?

Yes. Over the next few months of integration planning, we will develop a plan to most effectively integrate ArcherDX’s product names so that we can leverage the brand equity that they have built. But for now, it’s business as usual for both companies.

Will Invitae continue to offer all products from both organizations?

Yes.

How will the Archer teams fit into the Invitae structure?

For now, it’s business as usual. Upon close of the transaction, Jason Meyers, ArcherDX’s CEO, will join our team to lead oncology development and joining our BOD as well. We will also plan to bring two other senior members from Archer onto Invitae’s management team. We will be integrating ops, commercial and G&A upon close of the transaction. Additional decisions will be part of integration planning as both companies work together to determine the best way to combine our organizations. If changes are made, the team will share updates.

What will happen to Invitae’s other businesses (women’s health, CNP, etc.)?

Nothing. Our commitment to our reproductive health and CNP businesses is unchanged and as important as ever. In fact, we believe long-term this combination will increase our ability to support all patients.

Do you anticipate any job losses as the result of these acquisitions?

While no company can ever promise no changes, this transaction is predominantly about expansion for both Invitae and Archer, which are both strong and growing companies.

Will the commercial teams remain separate or be combined?

Upon close, we will integrate Archer’s commercial team into Invitae’s commercial team, which we believe will enable us to gain more commercial leverage. Our teams have complementary call points and structures. We will be working on the best way to realize the full potential of our integrated cancer offering. The specifics of how our two teams become one will be part of our joint integration planning effort.

Archer Transaction FAQ for Invitae June 22, 2020

How does this transaction impact the somatic development effort?

The acquisition allows us to accelerate our efforts to bring forward tissue profiling and liquid biopsy offerings to provide the most comprehensive cancer care. Looking at how to leverage our in-house somatic development effort alongside Archer’s development plans will be part of the integration team’s work. Our somatic Iron Maiden development program will continue forward, as broad tissue profiling will be required by certain clients.

What will be changing before the transaction closes?

There are no anticipated changes prior to the transaction closing. We remain two separate companies, and everyone should remain focused on conducting business as usual.

What does this mean for the new products/features I am currently working on?

For now, it is business as usual. Your team and integration leads will let you know of any anticipated changes.

Will new colleagues be moving to San Francisco? Will this increase our need for space?

Archer is located in Boulder and we do not anticipate any moves as a result of the transaction. We anticipate the Boulder site will remain open and employees who are currently working remotely can remain remote should the transaction close. One of Invitae’s strengths is our skill at working as a highly distributed team which we intend to leverage here as well.

What should I tell customers about this transaction?

As our organization embarks on this exciting new chapter, we remain dedicated to providing superior customer service and ensuring no disruption for our clients. Both companies are mission-driven organizations dedicated to providing information-based cancer care, from germline to precision oncology, to improve health for all patients. Archer and Invitae remain two separate companies until the transaction closes, which we expect sometime this fall. In the meantime, customers should experience no changes to your existing ways of working with Invitae or Archer as a result of these transactions.

How can I reach out to Archer colleagues?

You should not. It is also important to remember that until the transaction closes, Invitae and Archer remain two separate companies. For now, unless otherwise requested, please channel any inquiries through your team lead who will coordinate as needed with the integration team.

Financing and Transaction

How does the financing we announced relate to these transactions?

We went forward with a financing in order to fund this acquisition and maintain a healthy balance sheet. It is worth noting that participants in the financing for this transaction include many of our longtime investors, reflecting their excitement at this combination.

What steps are necessary for the transaction to close?

The proposed transaction is subject to a shareholder vote and other customary closing conditions. The integration and leadership teams are focused on completing those activities to ensure a smooth and successful close, which is anticipated to happen this fall.

Archer Transaction FAQ for Invitae June 22, 2020

How does this transaction impact the cost-cutting measures put in place in early April?

The proposed transaction is not expected to close until later this fall and as such have no impact on the cost-cutting measures we are taking as the world continues to navigate the pandemic. Importantly, as we look at how we enter 2021, this transaction offers benefits for both companies in both the near and long-term and is an important strategic move for the next phase of our company.

For more information

If we have additional questions, who should we ask?

Please reach out to your team leads with additional questions, who can bring them to the integration team as needed.

If we receive questions from media or analysts, where should we direct them?

Please direct these questions to Julie McKeough julie.mckeough@invitae.com or Laura D’Angelo, laura.dangelo@invitae.com.

Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of ArcherDX, Inc. (“Archer”) by Invitae Corporation (“Invitae”), that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical fact included in this communication regarding strategies, synergies, prospects, financial results, operations, costs, plans, objectives and the proposed acquisition of Archer by Invitae are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expected future operating results, future products and services and customers served, regulatory submissions, anticipated results of product development efforts, potential addressable markets, the impact of Covid-19, the anticipated benefits of the proposed acquisition of Archer, including expected synergies, opportunities, product offerings and financial and other impacts, the transaction structure and financing plans, and the expected timing of completion of the proposed transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Forward-looking statements are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, but are not limited to: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the availability and sufficiency of reimbursement; the amount and nature of competition; the effects of the adoption, modification or repeal of any law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the impact of Covid-19 on the business of Invitae and Archer; Invitae’s ability to manage its growth effectively; the ability of Invitae and Archer to successfully develop new products and services; the ability to effectively utilize strategic partnerships and acquisitions; the ability of Invitae and Archer to obtain and maintain regulatory approvals and comply with applicable regulations; the ability of Invitae and Archer to obtain the required regulatory approvals for the proposed merger and the approval of Invitae’s and Archer’s stockholders, and to satisfy the other conditions to the closing of the acquisition and related financing transactions on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Invitae and Archer to terminate the merger agreement; negative effects of the announcement or the consummation of the acquisition on the market price of Invitae’s common stock and/or on the companies’ respective businesses, financial conditions, results of operations and financial performance; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Archer cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Archer; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Archer’s operations with those of Invitae will be greater than expected; the ability of the companies individually and the combined company to retain and hire key personnel; Invitae’s failure to manage growth effectively; Invitae’s need to scale its infrastructure in advance of demand for its tests and to increase demand for its tests; Invitae’s ability to use rapidly changing genetic data to interpret test results accurately and consistently; security breaches, loss of data and other disruptions; laws and regulations applicable to Invitae’s business, and the risks and uncertainties set forth in Invitae’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) and other written statements made by Invitae from time to time. There can be no assurance that the proposed acquisition of Archer will in fact be consummated in the manner described or at all. Forward -looking statements speak only as of the date hereof, and Invitae disclaims any obligation to update any forward-looking statements.

NOTE: Invitae and the Invitae logo are trademarks of Invitae Corporation. All other trademarks and service marks are the property of their respective owners.

Additional Information

In connection with the proposed transaction, Invitae will file with the SEC a registration statement on Form S-4, which will include a document that serves as a proxy statement/prospectus of Invitae (the “proxy statement/prospectus”), and will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Invitae’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Invitae when it becomes available. The documents filed by Invitae with the SEC may be obtained free of charge at Invitae’s website at www.invitae.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Invitae by requesting them by mail at Invitae Corporation, 1400 16th Street, San Francisco, California 94103, or by telephone at (415) 374-7782.

Participants in the Solicitation

Invitae and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Invitae’s directors and executive officers is available in Invitae’s proxy statement dated April 29, 2020 for its 2020 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Invitae as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.